Exhibit 99.1

Fuling Global Inc. Reports First Quarter 2017 Financial Results

Sales Volume and EPS Increase by 27.8% and 86.5%, Respectively, in the First Quarter, as the

Growth Momentum Carries into 2017

ALLENTOWN, Pa., May 12, 2017 /PRNewswire/ -- Fuling Global Inc. (NASDAQ: FORK) ("Fuling Global" or the "Company"), an environmentally-friendly specialized producer and distributor of plastic serviceware, with precision manufacturing facilities in both the U.S. and China, today announced its financial results for the first quarter ended March 31, 2017.

Mr. Xinfu Hu, Chief Executive Officer of Fuling Global, commented, "Although first quarter is typically our lowest sales quarter of the year due to Lunar New Year holidays, we are pleased with the solid year-over-year growth for both top- and bottom-lines with revenues and EPS growing 28.0% and 86.5%, respectively, highlighting continued momentum across all major product categories. With a robust order book, tight cost control, and improving productivity and efficiency through automation and process control, we are optimistic we will continue to improve our results in coming quarters.”

Ms. Guilan Jiang, Chairwoman of Fuling Global, added, “We have completed the construction of our fourth factory in China in March. We are very excited and eagerly looking forward to the commencement of commercial production later this month. The new state-of-the-art factory allows us to potentially more than double our current production capacity, setting the stage for accelerated growth in second half of year and beyond.”

First Quarter 2017 Financial Highlights

	For the Three Months Ended March 31,
($ millions, except per share data)	2017	2016	% Change
Revenues	$26.3	$20.6	28.0%
Gross profit	$5.1	$5.2	-2.3%
Gross margin	19.3%	25.3%	-6.0 percentage points
Operating income	$1.5	$1.1	36.3%
Operating margin	5.6%	5.3%	0.3 percentage points
Net income attributable to Fuling Global	$1.4	$0.7	86.8%
Diluted earnings per share	$0.09	$0.05	86.5%

Net income attributable to Fuling Global increased by 86.8% to $1.4 million, or $0.09 per basic and diluted share, for the first quarter of 2017 from $0.7 million, or $0.05 per basic and diluted share, for the same period of last year. The increases in net income and earnings per share were primarily due to decreased selling, general and administrative expenses and increased subsidy income in 2017.

●	Total sales volume increased by 27.8% to 9,748 tons for the first quarter of 2017 from 7,629 tons for the same period of last year. The increase in sales volume was across the board in all product categories. Blended average selling price (“ASP”) was essentially unchanged at $2.70 per kilogram as ASPs for straws and others increased while ASPs for cutlery and cups and plates decreased.

●	Revenues increased by 28.0% to $26.3 million for the first quarter of 2017 from $20.6 million for the same period of last year, driven by increase in overall sales volume.

●	Gross profit decreased by 2.3% to $5.1 million for the first quarter of 2017 from $5.2 million for the same period of last year. Gross margin decreased by 6.0 percentage points to 19.3% from 25.3% for the same period of last year. The decrease in gross margin was due primarily to a rebound in oil prices that led to rising raw material prices. It usually takes at the minimum one quarter and sometimes two to implement product price increases, depending on market conditions.

First Quarter 2017 Financial Results

Revenues

For the first quarter of 2017, total revenues increased by $5.8 million, or 28.0%, to $26.3 million from $20.6 million for the same period of last year. The increase in total revenues was a result of strong growth in sales volume across all major product categories.

Overall sales volume increased by 2,119 tons, or 27.8%, to 9,748 tons for the first quarter of 2017 from 7,629 tons for the same period of last year. The increase in sales volume was across the board with cups and plates growing 67.3% and straws growing 61.0%. Blended ASP was essentially unchanged at $2.70 per kilogram as ASPs for straws and others increased while ASPs for cutlery and cups and plates decreased.

Revenues from cutlery sales increased by $1.0 million, or 8.4%, to $12.7 million for the first quarter of 2017 from $11.7 million for the same period of last year. Revenues from straws sales increased by $1.5 million, or 72.6%, to $3.6 million for the first quarter of 2017 from $2.1 million for the same period of last year. Revenues from cups and plates sales increased by $1.9 million, or 33.8%, to $7.4 million for the first quarter of 2017 from $5.5 million for the same period of last year. Revenues from other products sales increased by $1.4 million, or 107.3%, to $2.7 million for the first quarter of 2017 from $1.3 million for the same period of last year. Cutlery, straws, cups and plates, and other products accounted for 48.1%, 13.7%, 28.0%, and 10.2% of total revenues for the first quarter of 2017, compared to 56.8%, 10.2%, 26.7%, and 6.3% for the same period of last year, respectively.

	For the Three Months Ended March 31,
	2017		2016		Y/Y Change
	Revenues ($’000)	%of Total	Revenues ($’000)	% of Total	Amount ($’000)%
Cutlery	$12,663	48.1%	$11,680	56.8%	$983	8.4%
Straws	3,615	13.7%	2,095	10.2%	1,521	72.6%
Cups and plates	7,366	28.0%	5,504	26.7%	1,863	33.8%
Others	2,694	10.2%	1,299	6.3%	1,395	107.3%
Total	$26,338	100.0%	$20,578	100.0%	$5,761	28.0%

On a geographical basis, sales in the U.S., Fuling Global's largest market, increased by $3.9 million, or 20.1%, to $23.4 million for the first quarter of 2017 from $19.5 million for the same period of last year. Sales in Europe also increased by $0.2 million, or 50.7%, to $0.7 million for the first quarter of 2017. Sales in China, our second largest market, were the strongest and increased by almost four fold to $1.7 million for the first quarter of 2017 from $0.3 million for the same period of last year.

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	For the Three Months Ended March 31,
	2017		2016		Y/Y Change
	Revenues ($’000)	%of Total	Revenues ($’000)	% of Total	Amount ($’000)%
U.S.	$23,384	88.8%	$19,475	94.6%	$3,909	20.1%
Europe	655	2.5%	434	2.1%	220	50.7%
China	1,724	6.5%	345	1.7%	1,379	399.8%
Canada	252	1.0%	205	1.0%	47	23.1%
Others	324	1.2%	119	0.6%	205	172.6%
Total	$26,338	100.0%	$20,578	100.0%	$5,760	28.0%

Gross profit

Total cost of goods sold increased by $5.9 million, or 38.2%, to $21.3 million for the first quarter of 2017 from $15.4 million for the same period of last year. The increase was mainly due to increased sale volume as well as higher unit price of raw material as oil prices increased year-over-year. Gross profit decreased by $0.1 million, or 2.3%, to $5.1 million for the first quarter of 2017 from $5.2 million for the same period of last year. Gross margin was 19.3% the first quarter of 2017, compared to 25.3% for the same period of last year.

Operating income

Selling expenses decreased by $0.5 million, or 27.6%, to $1.2 million for the first quarter of 2017 from $1.6 million for the same period of last year. As a percentage of sales, selling expenses were 4.5% in the first quarter of 2017, compared to 7.9% in the same period of last year. General and administrative expenses decreased by $0.1 million, or 5.8%, to $1.9 million for the first quarter of 2017 from $2.1 million for the same period of last year. As a percentage of sales, general and administrative expenses were 7.4% in the first quarter of 2017, compared to 10.0% in the same period of last year. Research and development expenses increased by $0.1 million, or 13.9%, to $0.5 million for the first quarter of 2017 from $0.4 million for the same period of last year. We expect R&D expense to stay at current levels as we continued to conduct research and development activities, especially seeking to increase the use of environmentally-friendly materials, develop degradable and biodegradable materials and reduce reliance on fossil-based raw materials.

As a result, total operating expenses decreased by $0.5 million, or 12.5%, to $3.6 million for the first quarter of 2017 from $4.1 million for the same period of last year.

Operating income increased by $0.4 million, or 36.3%, to $1.5 million for the first quarter of 2017 from $1.1 million for the same period of last year. Operating margin was 5.6% for the first quarter of 2017, compared to 5.3% for the same period of last year. The increase in operating margin was due to decrease in operating expenses as a percentage of sales and partially offset by decrease in gross margin.

Income before income taxes

Total other income, which includes interest income and expenses, subsidy income and other non-operating income and expenses, was $0.2 million for the first quarter of 2017, compared to total other expense of $0.1 million for the same period of last year. The increase in total other income was mainly due to a $0.3 million increase in subsidy income in the first quarter of 2017.

Income before income taxes increased by $0.7 million, or 67.1%, to $1.7 million for the first quarter of 2017 from $1.0 million for the same period of last year. The increase was primarily due to lower operating expenses and higher subsidy income received from local government.

Provision for income taxes was $0.3 million for the first quarter of 2017, essentially unchanged from the same period of last year.

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Net income

Net income increased by $0.7 million, or 98.4%, to $1.4 million for the first quarter of 2017 from $0.7 million for the same period of last year. After deduction of non-controlling interest, net income attributable to Fuling Global increased by $0.7 million, or 86.8%, to $1.4 million for the first quarter of 2017 from $0.7 million for the same period of last year.

Basic and diluted earnings per share were $0.09 for the first quarter of 2017, compared to $0.05 for the same period of last year. The increase in earnings per share was mainly due to increase in net income as a result of lower operating expenses and higher subsidy income in 2017.

Financial Condition

As of March 31, 2017, the Company had cash and cash equivalents, restricted cash, and certificates of deposits of $3.9 million, $2.2 million, and $2.3 million, respectively, compared to $4.0 million, $2.3 million, and $1.5 million, respectively, at the end of 2016. Short-term borrowing and bank notes payable were $17.8 million and $2.7 million, respectively, as of March 31, 2017, compared to $21.5 million and $2.6 million, respectively, at the end of 2016. Long-term borrowing was $0.9 million as of March 31, 2017, compared to $0.8 million at the end of 2016.

Net cash used in operating activities was $0.1 million for the first quarter of 2017, compared to $2.7 million for the same period of last year. Net cash used in investing activities was $3.3 million for the first quarter of 2017, compared to $7.4 million for the same period of last year. Net cash provided by financing activities was $3.4 million for the first quarter of 2017, compared to $2.8 million for the same period of last year.

About Fuling Global Inc.

Fuling Global Inc. ("Fuling Global") is an environmentally-friendly specialized producer and distributor of plastic serviceware, with precision manufacturing facilities in both the U.S. and China. The Company's plastic serviceware products include disposable cutlery, drinking straws, cups, plates and other plastic products and are used by more than one hundred customers primarily from the U.S. and Europe, including Subway, Wendy's, Burger King, Taco Bell, KFC (China only), Walmart, and McKesson. More information about the Company can be found at: http://ir.fulingglobal.com/.

Forward-Looking Statements

This press release contains information about Fuling Global's view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its application of IPO proceeds, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Fuling Global encourages you to review other factors that may affect its future results in Fuling Global's registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Investor Relations:
Tony Tian, CFA
Weitian Group LLC
Email: tony.tian@weitian-ir.com
Phone: +1-732-910-9692

At the Company:
Gilbert Lee, CFO
Email: ir@fulingplasticusa.com
Phone: +1-610-366-8070 x1835
Web: http://ir.fulingglobal.com/

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FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2017	2016
	(UNAUDITED)
ASSETS
Current Assets:
Cash and cash equivalents	$3,876,697	$4,009,784
Restricted cash	2,176,741	2,333,607
Certificates of deposit	2,297,924	1,539,082
Accounts receivable, net	18,230,145	20,915,134
Advances to supplier, net	403,724	639,947
Inventories, net	15,409,591	16,731,704
Prepaid expenses and other current assets	1,998,299	1,660,978
Total Current Assets	44,393,121	47,830,236

Property, plant and equipment, net	35,835,044	33,802,047
Intangible assets, net	9,484,313	9,447,486
Prepayments for construction and equipment purchases	2,322,613	2,192,236
Security deposit for sale leaseback	728,685	723,206
Other non-current assets	223,815	269,329
Total Assets	$92,987,591	$94,264,540

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Short term borrowings	$21,469,204	$17,790,962
Bank notes payable	2,651,817	2,556,768
Advances from customers	604,785	604,873
Accounts payable	10,712,774	16,333,445
Accrued and other liabilities	1,854,917	2,195,853
Other payable - sale leaseback	1,945,707	1,931,076
Taxes payable	242,411	164,571
Deferred gains	270,964	650,343
Due to Related party	22,945	53,082
Total Current Liabilities	39,775,524	42,280,973

Long term payable - sale leaseback	1,201,579	1,675,314
Long term borrowing	944,033	836,471
Total Liabilities	41,921,136	44,792,758

Commitments and contingencies

Shareholders' Equity
Common stock: $0.001 par value, 70,000,000 shares authorized, 15,756,500 and 15,756,500 shares issued and outstanding as of March 31, 2017 and December 31, 2016, respectively	15,757	15,757
Additional paid in capital	29,857,295	29,845,442
Statutory reserve	4,151,610	4,017,957
Retained earnings	18,242,661	16,976,133
Accumulated other comprehensive loss	(1,367,550)	(1,520,750)
Total Fuling Global Inc.'s equity	50,899,773	49,334,539

Noncontrolling interest	166,682	137,243
Total Shareholders' Equity	51,066,455	49,471,782

Total Liabilities and Shareholders' Equity	$92,987,591	$94,264,540

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FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the Three Months Ended March 31,
	2017	2016

Revenues	$26,338,048	$20,577,819
Cost of goods sold	21,250,573	15,372,996
Gross Profit	5,087,475	5,204,823

Operating Expenses
Selling expenses	1,180,659	1,631,533
General and administrative expenses	1,944,531	2,064,559
Research and development expenses	476,496	418,356
Total operating expenses	3,601,686	4,114,448

Income from Operations	1,485,789	1,090,375

Other Income (Expense):
Interest income	5,980	6,613
Interest expense	(242,661)	(201,684)
Subsidy income	366,518	40,869
Foreign currency transaction gain (loss)	(48,395)	59,789
Other expense, net	159,892	37,652
Total other income, net	241,334	(56,761)

Income Before Income Taxes	1,727,123	1,033,614

Provision for Income Taxes	297,503	313,024

Net Income	$1,429,620	$720,590

Less: net income (loss) attributable to noncontrolling interest	29,439	(29,109)

Net income attributable to Fuling Global Inc.	$1,400,181	$749,699

Other Comprehensive Income
Foreign currency translation income	153,200	233,732
Comprehensive income attributable to Fuling Global Inc.	$1,553,381	$983,431

Earnings per share
Basic and diluted	$0.09	$0.05

Weighted average number of shares
Basic and diluted	15,756,500	15,732,795

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FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Three Months Ended March 31,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,429,620	$720,590
Adjustments to reconcile net income to net cash provided by operating activities:
Stock based compensation	11,853	34,631
Deferred tax benefit (loss)	-	(112,464)
Depreciation and amortization	808,699	619,319
Bad debt provisions(recovery)	(55,273)	5,503
Gain on disposal of fixed assets	(1,477)	(12,888)
Changes in operating assets:
Accounts receivable	2,812,566	(335,806)
Advances to suppliers	244,196	(285,218)
Inventories	1,374,124	1,588,607
Other assets	177,878	(634,938)
Changes in operating liabilities:
Accounts payable	(5,823,735)	(4,151,850)
Advance from customers	(4,021)	309,220
Deferred income	(384,541)	-
Taxes payable	(378,085)	(180,977)
Accrued and other liabilities	(351,075)	(229,848)
Net cash used in operating activities	(139,271)	(2,666,119)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(90,051)	(1,207,431)
Additions to construction in progress	(2,197,643)	-
Cash receipts from disposal property and equipment	13,099	19,602
Cash decrease from certificates of deposit	(747,637)	(103,046)
Prepayments for construction and equipment purchase	(310,239)	(6,062,422)
Net cash used in investing activities	(3,332,471)	(7,353,297)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	7,499,776	9,682,986
Repayments of short-term borrowings	(3,953,506)	(7,187,968)
Proceeds from long-term borrowings	107,562	-
Proceeds from bank notes payable	1,344,182	1,778,440
Repayments of bank notes payable	(1,268,458)	(1,729,451)
Repayment of third party borrowing	-	(183,474)
Repayments of loans from related parties	(30,557)	-
Repayments of other payable - sales lease back	(486,723)	-
Change of restricted cash	174,723	488,632
Net cash provided by financing activities	3,386,999	2,849,165

EFFECT OF EXCHANGE RATES CHANGES ON CASH AND CASH EQUIVALENTS	(48,344)	10,140

NET DECREASE IN CASH AND CASH EQUIVALENTS	(133,087)	(7,160,111)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	4,009,784	15,573,554

CASH AND CASH EQUIVALENTS, ENDING OF THE PERIOD	$3,876,697	$8,413,443

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest paid	$214,889	$244,975
Income tax paid	$605,258	$609,402
Non-cash investing activities:
Transfer from construction in progress to fixed assets	$12,059,546	$-
Transfer from advance payments to fixed assets	$20,400	$-

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